Exhibit 99.1

TD Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (NVCC)

TORONTO – October 16, 2020 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that none of its 8 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 9 (Non-Viability Contingent Capital (NVCC)) (the “Series 9 Shares”) will be converted on November 2, 2020 (being the first business day following the conversion date of October 31, 2020) into Non-Cumulative Floating Rate Preferred Shares, Series 10 (NVCC) (the “Series 10 Shares”) of TD.

During the conversion period, which ran from October 1, 2020 to October 16, 2020, 52,872 Series 9 Shares were tendered for conversion into Series 10 Shares, which is less than the minimum 1,000,000 shares required to give effect to the conversion, as described in the prospectus supplement for the Series 9 Shares dated April 17, 2015. As a result, no Series 10 Shares will be issued on November 2, 2020 and holders of Series 9 Shares will retain their Series 9 Shares.

The Series 9 Shares are currently listed on the Toronto Stock Exchange under the symbol TD.PF.E. As previously announced on October 1, 2020, the dividend rate for the Series 9 Shares for the 5 year period from and including October 31, 2020 to but excluding October 31, 2025 will be 3.242%.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 14 million active online and mobile customers. TD had CDN$1.7 trillion in assets on July 31, 2020. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Gillian Manning, Head of Investor Relations, 416-308-6014; Natasha Ferrari, Manager, Media Relations, 416-400-9098